UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)*

JUST ENERGY GROUP INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

48213W408
(CUSIP Number)

Sacha Haque, Esq.
Sagard Credit Partners, LP
161 Bay Street, Suite 5000

Toronto, ON M5J 2S1

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W408	Page 1 of 11

1	Name of Reporting Person: Sagard Credit Partners, LP

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,844,824 Shares*
	8	Shared Voting Power: 2,247,593 Shares*
	9	Sole Dispositive Power: 1,844,824 Shares*
	10	Shared Dispositive Power: 2,247,593 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,247,593 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

4.7% **

14	Type of Reporting Person:

PN

* Consists of 1,844,824 Shares held by Sagard Credit and 402,769 Shares held by Sagard Credit on behalf of Sagard Credit Cayman. For administrative convenience, all Shares issued to Sagard Credit Cayman by the Issuer are held by Sagard Credit.

** Assumes 48,078,637 outstanding Shares of the Issuer as of February 25,2021, based on information provided by the Issuer.

CUSIP No. 48213W408	Page 2 of 11

1	Name of Reporting Person: Sagard Credit Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,844,824 Shares*
	8	Shared Voting Power: 2,247,593 Shares*
	9	Sole Dispositive Power: 1,844,824 Shares*
	10	Shared Dispositive Power: 2,247,593 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,247,593 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

4.7%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 3 of 11

1	NAME OF REPORTING PERSON: Sagard Credit Partners (Cayman), LP

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0 Shares*
	8	Shared Voting Power: 402,769 Shares*
	9	Sole Dispositive Power: 0 Shares*
	10	Shared Dispositive Power: 402,769 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

402,769 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.8%**

14	Type of Reporting Person:

PN

 * See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 4 of 11

1	NAME OF REPORTING PERSON: Sagard Credit Partners (Cayman) GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 402,769 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 402,769 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

402,769 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

0.8%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 5 of 11

1	Name of Reporting Person: Sagard Holdings Manager L.P.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 2,247,593 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 2,247,593 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,247,593 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

4.7%**

14	Type of Reporting Person:

PN

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 6 of 11

1	Name of Reporting Person: Sagard Holdings Manager GP Inc.

I.R.S. Identification No. of Above Person (Entities Only): Not applicable.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 2,247,593 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 2,247,593 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,247,593 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

4.7%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 7 of 11

1	Name of Reporting Person: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a) ☐

(b) ☒

3	SEC Use Only

4	Source of Funds

AF

5	Check box if disclosure of legal proceedings is required pursuant TO items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 2,247,593 Shares*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 2,247,593 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,247,593 Shares*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

4.7%**

14	Type of Reporting Person:

CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 48213W408	Page 8 of 11

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”), filed on behalf of the Reporting Persons (as defined below), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 8, 2020 (the “Schedule 13D”) relating to the common shares (the “Shares”), no par value per share, of Just Energy Group Inc., a Canada Business Corporations Act company (the “Issuer”). All capitalized terms used herein, unless otherwise defined herein, shall have the meanings set forth in the Schedule 13D. On May 27, 2021, the Reporting Persons sold an aggregate of 390,657 Shares, and, as a result of such sale, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the issued and outstanding Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

The persons filing this Amendment No. 1 are:

1.	Sagard Credit Partners, LP, an Ontario, Canada limited partnership (“Sagard Credit”);
2.	Sagard Credit Partners GP, Inc., a Canadian federal corporation (“Sagard Credit GP”) and general partner of Sagard Credit;
3.	Sagard Credit Partners (Cayman), LP, a Cayman Islands limited partnership (“Sagard Credit Cayman”);
4.	Sagard Credit Partners (Cayman) GP, Inc., a Cayman Islands corporation (“Sagard Credit Cayman GP”) and general partner of Sagard Credit Cayman;
5.	Sagard Holdings Manager L.P., an Ontario, Canada limited partnership (“Holdings Manager”) and investment manager to each of Sagard Credit and Sagard Credit Cayman;
6.	Sagard Holdings Manager GP Inc., a Canadian federal corporation (“Holdings Manager GP”) and general partner of Holdings Manager; and
7.	Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard Credit, Sagard Credit GP, Sagard Credit Cayman, Sagard Credit Cayman GP, Holdings Manager and Holdings Manager GP, the “Reporting Persons”), and investment manager to each of Sagard Credit and Sagard Credit Cayman.

Item 5.	Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) As of the date hereof, Sagard Credit is the record owner of 2,247,593 Shares. Of such 2,247,593 Shares held of record by Sagard Credit, 1,844,824 Shares are held by Sagard Credit for itself and 402,769 Shares are held by Sagard Credit for the benefit of Sagard Credit Cayman, solely as an administrative convenience.

As of the date hereof, Sagard Credit GP is the general partner of Sagard Credit, and the other Sagard Credit Reporting Persons serve in the functions described in Item 2 of the Schedule 13D, and have shared voting and dispositive power over the shares held by Sagard Credit. As such, each of the Sagard Credit Reporting Persons may be deemed to beneficially own the shares held by Sagard Credit.

As of the date hereof, Sagard Credit Cayman GP is the general partner of Sagard Credit Cayman, and the other Sagard Credit Cayman Reporting Persons serve in the functions described in Item 2 of the Schedule 13D, and have shared voting and dispositive power over the shares held by Sagard Credit Cayman. As such, each of the Sagard Credit Cayman Reporting Persons may be deemed to beneficially own the shares held by Sagard Credit Cayman. Also, because Sagard Credit is the record holder of the 402,769 Shares held for Sagard Credit Cayman (solely as an administrative convenience), Sagard Credit and Sagard Credit GP may be deemed to beneficially own the shares held by Sagard Credit Cayman.

CUSIP No. 48213W408	Page 9 of 11

Each of the Sagard Credit Reporting Persons and Sagard Credit Cayman Reporting Persons (as each such term is defined in the Schedule 13D) may be deemed to beneficially own 3.8% and 0.8%, respectively, of the Issuer’s outstanding Shares, which percentages are calculated based upon 48,078,637 outstanding Shares of the Issuer.

Collectively, the Reporting Persons beneficially own an aggregate of 2,247,593 Shares, which represents 4.7% of the Issuer's outstanding Shares. The Sagard Credit Reporting Persons and the Sagard Credit Cayman Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard Credit. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of Shares reflected in this Item 5, and in the cover pages, reflect beneficial ownership as of May 27, 2021, on which date each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Shares.

(c)	Other than as described in this Statement, no Reporting Person has effected any transaction in the Shares during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 48213W408	Page 10 of 11

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 1 , 2021	SAGARD CREDIT PARTNERS, L.P.

	By:	Sagard Credit Partners GP, Inc., its general partner

	By:	/s/ Sacha Haque
Name: Sacha Haque
Title: General Counsel, Chief Compliance Officer and Secretary

SAGARD CREDIT PARTNERS GP, INC.

	By:	/s/ Sacha Haque
Name: Sacha Haque
Title: General Counsel, Chief Compliance Officer and Secretary

SAGARD CREDIT PARTNERS (CAYMAN), LP

	By:	Sagard Credit Partners (Cayman) GP, Inc., its general partner

	By:	/s/ Sacha Haque
Name: Sacha Haque
Title: Director

CUSIP No. 48213W408	Page 11 of 11

SAGARD CREDIT PARTNERS (CAYMAN) GP, INC.

By:	/s/ Sacha Haque
Name: Sacha Haque
Title:Director

SAGARD HOLDINGS MANAGER L.P.

By:	Sagard Holdings Manager GP Inc., its general partner

By:	/s/ Sacha Haque
Name: Sacha Haque
Title: General Counsel, Chief Compliance Officer and Secretary

SAGARD HOLDINGS MANAGER GP INC.

By:	/s/ Sacha Haque
Name: Sacha Haque
Title: General Counsel, Chief Compliance Officer and Secretary

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President